EXHIBIT 12.1

Alpha Natural Resources, Inc
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended
	March 31,
	2009	2008
Earnings:
Income from continuing operations before income taxes	$60,248	$36,798
Adjustments:
Fixed charges	10,285	10,463
Loss from equity investees	35	35
Amortization of capitalized interest	36	30
Capitalized interest	(89)	(63)
	$70,515	$47,263

Fixed Charges:
Interest expense	$9,853	$9,979
Portion of rental expense representative of interest	343	421
Capitalized interest	89	63
	$10,285	$10,463

Ratio of earnings to fixed charges	6.86	4.52